UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2008

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data of OceanFreight Inc. (the “Company”) as of and for the period ended March 31, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (333-150579) filed on May 1, 2008 and amended on June 4, 2008.

Exhibit 1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “OceanFreight Inc.” or the “Company” or “we” shall include OceanFreight Inc. and its applicable subsidiaries. The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our unaudited interim consolidated financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk and petroleum products that are transported by the Company’s vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on Company’s financial condition and results of operation please refer to our Annual Report filed on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. All our vessels are currently employed under time charters to well-established and reputable charterers except for M/T Olinda which is currently trading in the spot market and will enter into a two-year time charter in the third quarter of 2008. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and crude oil rates. However, we will be exposed to the risk of declining drybulk and crude oil rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of March 31, 2008, our charters have remaining terms ranging between 3 months and 54 months.

Factors Affecting our Results of Operations
We believe that the important measures for analyzing future trends in our results of operations consist of the following:

●    Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

●    Voyage days. Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

●    Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

●    TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a Vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the quarter ended March 31, 2008.

	Drybulk Carriers	Tankers	Fleet
Calendar days	819.00	166.00	985.00
Voyage days	818.65	165.56	984.21
Fleet utilization	99.96%	99.73%	99.92%
Time charter equivalent (TCE) rate	$33,985	$39,605	$34,931

The following table reflects the calculation of our TCE rates for the quarter ended March 31, 2008:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tankers	Fleet

Voyage revenues and imputed deferred revenue	$29,190	$9,169	$38,359
Voyage expenses	(1,368)	(2,612)	(3,980)

Time Charter equivalent revenues	$27,822	$6,557	$34,379

Total voyage days for fleet	818.65	165.56	984.21

Daily TCE rate	$33,985	$39,605	$34,931

• Spot Charter Rates. Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:
•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the dry-bulk and crude oil shipping industries; and
•	other factors affecting spot market charter hire rates for dry-bulk and tanker carriers.

With the time charter of M/T Olinda all of our vessels will be employed in time charterers, which, on March 31, 2008, have a remaining duration of minimum 1.9 and maximum 2.2 years. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders.

Imputed Deferred Revenue
We record any identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue, respectively, during the period of the time charter assumed. Trenton, Austin, Pierre and Topeka were acquired with an existing time charter at a below market rate.

Voyage Expenses
By employing our vessels on spot market voyage charters we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the dry-bulk and crude oil shipping industries, we pay commissions ranging from 2.03% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. They additionally include management fees for the technical management of our fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising dry docking and repairs, purchasing of spares and other consumable stores and other duties related to the operation of our vessels.

Our total vessel operating expenses will increase in the future with the enlargement of our fleet and the operation of our existing fleet for the full year. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

General and Administrative Expenses
Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead.

Depreciation
We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at U.S. dollars 200 per lightweight ton, which we believe is common in the dry-bulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Drydocking
We expense the total costs associated with drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels.

Interest and finance costs
We have historically incurred interest expense and financing costs in connection with debt incurred to partially finance the acquisition of our vessels. As of March 31, 2008, we had $324 million of indebtedness outstanding under our $325 million Senior Secured Credit Facility. In addition, fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Loss on derivative instruments
On January 29, 2008, the Company entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge its exposure to fluctuations in interest rates on $316.5 million of its long term debt discussed in Notes 5 and 6 to the unaudited interim consolidated financial statements, by converting the Company’s variable rate debt to fixed rate debt. Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate at 3.55% and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain/loss derived from the derivative valuation movement is included in the consolidated income statement.

Fleet employment profile
Currently, our fleet is employed as follows:

	Year Built	DWT	Type	Current Employment	Gross Rate Per Day	Earliest Redelivery	Latest Redelivery
DRYBULK

Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Oct-09
Lansing	1996	73,040	Panamax	TC	$24,000	May-09	Sep-09
Helena	1999	73,744	Panamax	TC	$30,000	Jun-08	Aug-08
vessel’s next charter				TC	$32,000	Jul-12	Sep-12
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$61,500	Nov-08	Jan-09

TANKERS

Pink Sands	1993	93,723	Aframax	TC	$27,450	Dec-10	Jan-11
Olinda	1996	149,085	Suezmax	Spot Market	-	n/a	n/a
vessel’s next charter				TC	$41,025	Jul-10	Aug-10

RESULTS OF OPERATIONS

We began operations in early June 2007 and therefore we cannot present a meaningful comparison of our results of operations for the three month period ended March 31, 2008 with the same period in 2007. During the same period in 2007 the Company had not yet commenced operations and, therefore, it was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies”.

As discussed in our consolidated financial statements we have two reportable segments, the drybulk carriers segment and the tankers segment.

Three Month Period ended March 31, 2008

Voyage Revenues
Voyage revenue for 2008 was $38.4 million. For the first quarter of 2008 $29.2 million of our revenues were earned from our dry bulk carriers and $9.2 million from our tanker vessels.

Imputed Deferred Revenue
This resulted in a daily TCE rate of approximately $34,931. For cash flow purposes the Company received a TCE rate of $32,324 per day. The amortization for the first quarter of 2008 amounted to $2.6 million.

Voyage Expenses
In the first quarter of 2008 bunker expenses amounted to $1.7 million and port, canal and other charges to $0.5 million. In the first quarter of 2008, commissions totaled $1.7 million.

Vessel Operating Expenses
For the first quarter of 2008, our vessels’ operating expenses on a fleet basis were $6.2 million of which $4.7 million relates to the drybulk carriers and $1.5 million to the tanker vessels. The average operating cost on a fleet basis was $6,284 per day per vessel ($5,738 per day per drybulk carrier and $8,976 per day per tanker vessel).

General and Administrative Expenses
For the first quarter of 2008, we incurred $2.5 million of general and administrative expenses.

Depreciation
In the first quarter of 2008, we recorded $10.2 million of vessel depreciation charges on a fleet basis of which $8.2 million relate to the drybulk carriers and $2.0 million to the tanker vessels. We expect depreciation to remain stable on a period-by-period basis assuming that we do not acquire additional vessels, which would cause depreciation charges to increase.

Drydocking
In the first quarter of 2008 there were no drydocking costs.

Interest and finance costs
In the first quarter of 2008, interest expenses under our senior secured credit facility amounted to $3.8 million and the interest paid amounted to $3.9 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 4.85% inclusive of margin (see “Quantitative and Qualitative disclosures about market risk-Interest Rate Risk” below). The total amortization cost for the first quarter of 2008 amounted to $0.1 million.

Loss on derivative instruments
The fair value of the derivative instruments as of March 31, 2008 amounted to $5.3 million and is reflected in Loss on derivative instruments in the accompanying consolidated statement of income and included in Derivative liability, current and non-current portion, in the accompanying consolidated balance sheet. The fair value of the derivative instruments is determined in accordance with SFAS 157 “Fair Value Measurements”.  As of March 31, 2008, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated financial statements.  See Note 6 to our Unaudited Consolidated Interim Financial Statements.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, as well as future equity financings to implement our growth plan.

We have financed our capital requirements with the issuance of equity in connection with our initial public offering, cash from operations, and borrowings under our long-term arrangements.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the three month period ended March 31, 2008. The information was derived from the consolidated statements of cash flows of OceanFreight and is expressed in thousands of U.S. Dollars.

Net cash provided by operating activities	$17,996
Net cash (used in) investing activities	(65,745)
Net cash provided by financing activities	52,169
Increase in cash and cash equivalents	4,420
Cash and cash equivalents beginning of period	19,044
Cash and cash equivalents end of period	$23,464

Net cash provided by operating activities was $18.0 million. Substantially all our cash from operating activities is from revenues generated under our charter agreements.

Net cash used in investing activities was $65.7 million, which represents the amounts we paid to acquire M/T Olinda.

Net cash provided by financing activities was $52.2 million. During the first quarter of 2008, (a) we drew down $63.4 million under our long-term debt arrangements that partially financed the acquisition of M/T Olinda and (b) we paid dividends and financing costs of $11.1 million and $0.1 million, respectively.

EBITDA:

EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. OceanFreight uses EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and because OceanFreight believes that EBITDA presents useful information to investors regarding OceanFreight’s ability to service and/or incur indebtedness. OceanFreight also uses EBITDA in its credit agreement to measure compliance with covenants.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of OceanFreight’s results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA does not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of OceanFreight’s performance.

The following table reconciles net cash provided by operating activities to EBITDA:

(Dollars in thousands)	Three Month Period ended March 31, 2008
Net cash provided by operating activities	$17,996
Net increase in current assets	3,506
Net increase in current liabilities, excluding current portion of long term debt	(1,958)
Net Interest expense (income)	3,864
Loss in derivative instruments	(5,296)
Amortization of stock based compensation	(123)
Amortization of imputed deferred revenue	2,565
Amortization of deferred financing costs included in Interest expense	(112)
EBITDA	$20,442

Working Capital Position

On March 31, 2008, OceanFreight’s current assets totaled $28.6 million while current liabilities totaled $46.7 million, resulting in a negative working capital position of $18.1 million. We believe that our existing fleet employment under fixed-rate charters will generate sufficient cash during 2008 to fund the required principal and interest payments on our outstanding indebtedness and provide for the normal working capital requirements for at least one year after March 31, 2008.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 5.35% our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At March 31, 2008, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

We do not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

The table below provides information about our long term debt and derivative financial instruments and other financial instruments at March 31, 2008 that are sensitive to changes in interest rates.  See notes 5 and 6 to our unaudited interim consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter
	(amounts in thousands of U.S. Dollars)
Long term debt
Variable interest rate ($US) (1)	16,000	35,889	35,889	35,889	35,889	164,444
Average interest rate	2.33%	2.34%	3.20%	3.83%	4.21%	4.42%
Interest rate derivatives(2)	3.55%	3.55%	3.55%	3.55%	3.55%	3.55%
Swap notional amount(2)	313,677	286,612	250,761	214,932	179,053	157,651
Average pay rate(2)	3.55%	3.55%	3.55%	3.55%	3.55%	3.55%
Average receive rate(2)	2.33%	2.34%	3.20%	3.83%	4.21%	4.42%

(1) See note 5 to our unaudited interim consolidated financial statements for a description of our Secured Credit Facility.
(2) On January 29, 2008, the Company entered into two interest swap agreements with Nordea, the Company’s lending bank, to partially hedge its exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for five years, effective April 1, 2008.  Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate at 3.55% and floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, and consequently, the changes in fair value of these instruments are recorded through earnings.  The swap agreement expires in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk:

For the three month period ended March 31, 2008, five charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%	Reportable segment (Note 11)
A	22	Drybulk carriers
B	14	Tanker
C	14	Drybulk carriers
D	13	Drybulk carriers
E	12	Drybulk carriers

Contractual obligations:

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2008:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Interim Management Agreement (1)	$24	$-	$-	$-	$24
Long term debt (2)	16,000	71,778	71,778	164,444	324,000
Office Lease (3)	63	167	167	56	453
Total	$16,087	$71,955	$71,955	$164,500	$324,477

(1)
As further discussed in our March 31, 2008, unaudited interim consolidated financial statements we have entered to an interim agreement with Cardiff for a period of twelve months. According to this agreement Cardiff offered services in connection with the acquisition of Company’s fleet and helped with the smooth commencement of the Company operations.

(2)
As further discussed in our March 31, 2008 unaudited interim consolidated financial statements the outstanding balance of our long-term debt at March 31, 2008, was $324.0 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(3)
As further explained in our March 31, 2008 unaudited interim consolidated financial statements the Company has entered into two lease agreements for its office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

OCEANFREIGHT INC.

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2007 and March 31, 2008 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2007	March 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,044	$23,464
Receivables	226	1,747
Inventories	678	1,607
Prepayments and other	763	1,819
Total current assets	20,711	28,637

FIXED ASSETS, NET:

Vessels, net of accumulated depreciation of $13,210 and $23,384, respectively	485,280	540,856
Other	61	56
Total fixed assets, net	485,341	540,912

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,159 and $1,271, respectively	1,860	1,886
Other	13	13

Total assets	$507,925	$571,448

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	2,427	2,591
Due to related parties	742	139
Accrued liabilities	2,909	5,578
Unearned revenue	1,488	1,216
Derivative liability, current portion	-	3,900
Imputed deferred revenue, current portion	10,318	10,290
Long-term debt, current portion	16,000	22,944
Total current liabilities	33,884	46,658

NON-CURRENT LIABILITIES
Derivative liability, net of current	-	1,396
Imputed deferred revenue, net of current portion	16,031	13,494
Long-term debt, net of current portion	244,600	301,056
Total non-current liabilities	260,031	315,946

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common Shares, par value $0.01; 95,000,000 shares authorized, 12,394,079 and 12,386,185 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively.	124	124
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,063,158 and 2,106,203 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively.	21	21
Additional paid-in capital	218,263	218,386
Accumulated deficit	(4,998)	(9,687)
Total stockholders’ equity	213,410	208,844
Total liabilities and stockholders’ equity	$507,925	$571,448

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Unaudited Statement of Income
For the three-month periods ended March 31, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2007	2008
REVENUES:
Voyage revenue	$-	$35,794
Imputed deferred revenue	-	2,565
	-	38,359
EXPENSES:
Voyage expenses	-	(3,980)
Vessels’ operating expenses	-	(6,190)
General and administrative expenses	(81)	(2,451)
Depreciation	-	(10,174)
Operating income/(loss )	(81)	15,564

OTHER INCOME (EXPENSES):
Interest income	6	173
Interest and finance costs	-	(4,037)
Loss on derivative instruments	-	(5,296)

Total other income (expenses)	6	(9,160)

Net Income/(loss)	$(75)	$6,404

Earnings per common share, basic and diluted	$-	$0.45
Earnings (losses) per subordinated share, basic and diluted	$(0.04)	$0.43
Weighted average number of common shares, basic and diluted	-	12,388,787
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,039,469

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Unaudited Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Shares		Subordinated Shares
	Comprehensive Income/ (loss)	# of shares	Par value	# of shares	Par value	Additional paid-in capital	Accumulated deficit	Total
BALANCE, December 31, 2006		-	-	2,000,000	20	576	(105)	491
- Net loss	(75)						(75)	(75)
- Capital contribution of executive management services and rent		-	-	-	-	77	-	77
- Comprehensive income / (loss)	$(75)

BALANCE, March 31, 2007		-	-	2,000,000	20	653	(180)	493

BALANCE, December 31, 2007		12,394,079	124	2,063,158	21	218,263	(4,998)	213,410
- Net income	6,404	-	-	-	-	-	6,404	6,404
- Stock based compensation expense		-	-	85,150	1	123	-	124
- Cancellation of common stock		(7,894)	-	(42,105)	(1)	-	-	(1)
- Cash dividends		-	-	-	-	-	(11,093)	(11,093)
- Comprehensive income	$6,404

BALANCE, March 31, 2008		12,386,185	124	2,106,203	21	218,386	(9,687)	208,844

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Unaudited Interim Statements of Cash Flows
For the three-month periods ended March 31, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	2007	2008

Cash Flows from Operating Activities:
Net income/(loss):	$(75)	$6,404
Adjustments to reconcile net income to
Net cash from operating activities:

Depreciation	-	10,174
Amortization of financing costs	-	112
Amortization of imputed deferred revenue	-	(2,565)
Amortization of stock based compensation	-	123
Loss on derivative instruments	-	5,296
Executive management compensation and rent	77	-

(Increase) / Decrease in
Receivables	-	(1,521)
Inventories	-	(929)
Prepayments and other	2	(1,056)
Accounts payable	(11)	164
Due to related parties	-	(603)
Accrued liabilities	4	2,669
Unearned revenue	-	(272)
Net Cash (used in) / provided by Operating Activities	(3)	17,996

Cash Flows from Investing Activities:
Additions to vessel cost	-	(65,745)
Net Cash used in Investing Activities	-	(65,745)

Cash Flows from Financing Activities:
Initial Public Offering costs	(220)	-
Proceeds from long-term debt	-	63,400
Cash dividends	-	(11,093)
Payment of financing costs	-	(138)
Net Cash (used in)/ provided by Financing Activities	(220)	52,169

Net (decrease) / increase in cash and cash equivalents	(223)	4,420

Cash and cash equivalents at beginning of period	499	19,044

Cash and cash equivalents at end of period	$276	$23,464

SUPPLEMENTAL INFORMATION
Cash financing activities:
Cash paid during the period for interest, net of amounts capitalized	-	3,981

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying unaudited interim consolidated financial statements include the accounts of OceanFreight Inc. (“OceanFreight”) and its wholly owned subsidiaries (collectively, the “Company”). OceanFreight was incorporated on September 11, 2006 under the laws of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216,794. The Company’s common shares are listed on the NASDAQ Global Market. The Company started generating revenue from its planned principal operations of seaborne transportation of commodities in early June 2007 when it took delivery of four drybulk carriers. Accordingly, during the period from its inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies”.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels.

The Company has contracted the day-to-day technical management of its fleet to two managers who have been engaged under separate management agreements. The eight Panamax drybulk carriers are managed by Wallem Ship Management Ltd. (“Wallem”), a technical and commercial management company and the Capesize dry-bulk and the Aframax and Suezmax tanker vessels are managed by a related party, Cardiff Marine Inc. (“Cardiff”) (Note 3).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2007 included in the Company’s Annual Report on Form F-20 filed with the Securities Exchange and Commission on March 7, 2008.  These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information - (continued):

The Company is the ultimate owner of all outstanding shares of the following ship owning subsidiaries, each of which is domiciled in Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tonnes)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanresources Owners Limited	M/V Juneau	149,495	1990	June 29, 2007
Oceanstrength Owners Limited	M/V Lansing	73,040	1996	July 4, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanprime Owners Limited	M/V Richmond	75,265	1995	December 7, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008

For the three month period ended March 31, 2008, five charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%	Reportable segment (Note 11)
A	22	Drybulk carriers
B	14	Tanker
C	14	Drybulk carriers
D	13	Drybulk carriers
E	12	Drybulk carriers

2.    Recent Accounting Pronouncements

In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines and provides guidance as to the measurement of fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations.  See Note 6 Financial Instruments.

 In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.  The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on the Company’s financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties:

(a)
Basset Holdings Inc. (“Basset”): The sole shareholder of Basset, which is the holder of 2,000,000 subordinated shares of the Company, is Antonis Kandylidis, the Company’s Chief Executive Officer (CEO) and interim Chief Financial Officer (CFO). The mother of the CEO Mrs. Chryssoula Kandylidis and his uncle Mr. George Economou control Cardiff Marine Inc. as further discussed in (b) below. Also the father of the CEO and husband of Mrs. C. Kandylidis, Mr. Konstandinos Kandylidis, is one of the Company’s directors.

(b)
Cardiff Marine Inc. (“Cardiff”): The Company uses the services of Cardiff Marine Inc., a ship management company with offices in Greece. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.

As of March 31, 2008 the Company had concluded the following agreements with Cardiff:

(i)
On March 23, 2007 the Company entered into an agreement with Cardiff as initial buyers and an unrelated party as Intermediate buyers of vessels Trenton and Austin. Under this agreement the Company had the option to acquire the above vessels by April 27, 2007 for an amount of $84,600 plus $200 ($100 for each vessel) payable to Cardiff. The Company on April 30, 2007 exercised the option and acquired the two vessels. The amount of $200 was paid in August 2007 and is included in Vessels, net in the accompanying December 31, 2007 consolidated balance sheet.

(ii)
On March 29, 2007, the Company entered into an agreement with Cardiff under which the Company accepted to be nominated as the ultimate buyer under the Memorandum of Agreements for the vessels Juneau, Pierre, Lansing, Helena and Topeka which were previously concluded between Cardiff, as initial buyers, and the sellers of the vessels.

(iii)
On April 11, 2007 the Company entered into an interim management agreement with Cardiff for a period of six months commencing on April 24, 2007, with the Company’s option to extend it for another six months. According to this interim management agreement Cardiff provided services in connection with the acquisition of the vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena and Topeka and ensured the smooth commencement of Company’s operations for a total fee of $200. This agreement was renewed on September 11, 2007 for six months, expiring on April 23, 2008 (Note 12(f)). The related expense for the three-month period ended March 31, 2008, amounted to $100 and is included in Vessels’ operating expenses in the accompanying consolidated statement of income.

(iv)
On June 21, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Juneau for an annual management fee of $123.6. The initial management agreement commenced on June 29, 2007, the date the Company took delivery of the vessel, and ended on December 31, 2007. Thereafter the management agreement continues until terminated by either party giving to the other a two month notice in writing. Fees charged by Cardiff for the three-month period ended March 31, 2008, amounted to $31 and is included in Vessels’ operating expenses in the accompanying consolidated statement of income.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties - (continued):

(v)
On September 7, 2007, the Company entered into an agreement with Cardiff whereby it was agreed that (a) Cardiff will receive a commission fee of 1% of the value of each sale or purchase transaction of any of the ships sold or purchased by the Company, provided that Cardiff is directly or indirectly the sale or purchase broker and, (b) Cardiff will receive a commission fee of 1.25% of the voyage revenue of the relevant charter hire as earned by the Company provided Cardiff is directly or indirectly the chartering broker. The agreement took effect with the acquisition of M/V Augusta in December 2007 and will be terminated by either party giving to the other a two months notice in writing. In connection with the acquisition of M/V Augusta and M/T Olinda, Cardiff charged the Company with a fee of $616 and $650 respectively. Both amounts have been included in Vessels, net in the accompanying consolidated balance sheets. For the three-month period ended March 31, 2008 Cardiff charged the Company with commission fees on voyage revenue of $153, which is included in Voyage expenses in the accompanying  consolidated statement of income.

(vi)
On November 28, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Pink Sands for an annual management fee of $182.5. The initial management agreement commenced on December 7, 2007, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other a two month notice in writing. The fee charged by Cardiff for the three-month period ended March 31, 2008 amounted to $46 and is included in Vessels’ operating expenses in the accompanying consolidated statement of income.

(vii)
On January 4, 2008, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel M/T Olinda for an annual management fee of $182.5. The management agreement commenced on January 17, 2008, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other two months’ notice in writing. The fee charged by Cardiff for the three month period ended March 31, 2008 amounted to $37 and is included in Vessels’ operating expenses in the accompanying 2008 consolidated statement of income.

(viii)
On March 15, 2008, the Company entered into an agreement with Cardiff whereby the Company agreed to provide a corporate guarantee to the owners of two newbuilding Aframax crude oil tankers to be delivered in 2009 that will be employed on bareboat charter to clients of Cardiff for a period of five years at an average rate of $20.5 per day.  The Company received a counter guarantee from Cardiff guaranteeing to the Company the performance by the charterers of their obligations under the bareboat charter agreement.  In consideration of such performance guarantee, the Company will receive from Cardiff an aggregate of $200 upon commencement of the bareboat charters. The maximum amount that will be due under the bareboat charter agreements and that will be included in the counter-guarantee to be provided by Cardiff is approximately $75.8 million.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.     Transactions with Related Parties - (continued):

At March 31, 2008 and December 31, 2007, an amount of $139 and $742, respectively, is payable to Cardiff, and is reflected in the accompanying 2008 and 2007 consolidated balance sheets as Due to related parties. In addition, an amount of $1,773 and $1,724 due to Cardiff as at March 31, 2008 and December 31, 2007, respectively, relating to the operations of the vessels under Cardiff’s management, is included in Accounts Payable in the accompanying consolidated balance sheets.

(c)	Acquisition of vessels:

(i)
On July 31, 2007, the Company entered into a Memorandum of Agreement with Portswood Shipping Company Limited, a company beneficially owned by Mr. George Economou, to acquire M/T Pink Sands for a purchase price of $47,000 provided that certain conditions, as defined in the Memorandum of Agreement, were satisfied. On November 1, 2007 the Company amended the initial Memorandum of Agreement for the acquisition of the M/T Pink Sands and entered into a definitive agreement (no subjects) to purchase the M/T Pink Sands for $47,250. The Company took delivery of the vessel on December 7, 2007.

(ii)
On December 20, 2007, the Company entered into a Memorandum of Agreement with River Camel Shipping Co. Ltd., a company beneficially owned by Mr. George Economou, to acquire the vessel M/T Olinda for a purchase price of $65 million. The Company took delivery of the vessel on January 17, 2008.

(d)
Transbulk 1904 AB (“Transbulk”): On July 4, 2007, upon delivery to the Company, the vessel Lansing commenced a time charter with Transbulk for a period of 22 to 26 months at a gross charter rate of $24 per day. Also on June 29, 2007 the Company concluded a time charter agreement with Transbulk for the vessel Richmond for a period of 24 to 28 months at a gross rate of $29 per day. Transbulk is a company based in Gothenburg, Sweden.  Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years.  Mr. George Economou serves on its board of directors.

(e)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months with the option for the Company to extend it for another six months. The monthly rental amounts to $1 (Euro 680). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the three-month period ended March 31, 2008 amounted to $3.1 and is included in General and Administrative expenses in the accompanying consolidated statement of income.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

4.     Vessels, Net:

The amount in the accompanying March 31, 2008 consolidated balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$498,490	$(13,210)	$485,280
Additions	65,745	(10,169)	55,576
Balance March 31, 2008	$564,235	$(23,379)	$540,856

During the year ended December 31, 2007, the Company acquired and took delivery of eight Panamax drybulk carriers the Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta, a Capesize drybulk carrier the Juneau, and an Aframax tanker the Pink Sands, for a total consideration of $467,143. The acquisition of the Company’s vessels was financed from the proceeds of the bank loans discussed in Note 5, the net proceeds from the Company’s initial public offering discussed in Note 1 and initial capital. The Memoranda of Agreement associated with the acquisition of four of the above vessels, Austin, Pierre, Trenton and Topeka stipulated that the vessels were to be delivered to the Company with their existing charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels’ purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the three-month period ended March 31, 2008 amounted to $2,565 and is separately reflected in the accompanying consolidated statement of income.

During the three-month period ended March 31, 2008, the Company acquired and took delivery of a Suezmax tanker vessel the Olinda for a total consideration of $65,665.

The Company’s vessels have been pledged as collateral to secure the bank loan discussed in Note 5.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.     Long-term Debt:

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA (“Nordea”), for a $325,000 Senior Secured Credit Facility (the “Credit Facility”) for the purpose of refinancing the then outstanding balance of the credit facility with Fortis Bank and financing the acquisition of additional vessels. The Company and Nordea Bank completed the syndication of the Credit Facility on February 15, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Credit Facility.

The amended Credit Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin.

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000. As of March 31, 2008 and December 31, 2007 the Company had utilized $199,000 (i) for the repayment of the existing loan of $118,000; (ii) to partially finance the acquisition of M/V Richmond in the amount of $47,000; (iii) to partially finance the M/T Pink Sands in the amount of $30,000; and (iv) for working capital in the amount of $4,000.  Tranche A is repayable in 16 consecutive semi-annual installments, the first of which was due on April 1, 2008 in an amount of $7,500, the second in an amount of $8,500, the following 13 in the amount of $11,000 each and the 16th installment in an amount of $40,000.

Tranche B is a Term Loan Facility in a maximum amount of $125,000 to be used for the financing of up to 100% of the purchase price of additional vessels. As of March 31, 2008 and December 31, 2007 the Company had utilized $125,000 and $61,600, respectively, to partially finance the acquisition of M/V Augusta and M/T Olinda, respectively. Tranche B is repayable in 14 equal consecutive semi annual installments in the amount of $6,944 each plus a 15th installment in the amount of $27,778. The first installment is due on January 1, 2009.

The Credit Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Credit Facility.

The loan agreement includes among other covenants,  financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders’ equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity not to be less than $500 multiplied by the number of vessels owned; (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end be less than 2.50 to 1 and (iv) the aggregate fair market value of the vessels be not less than 140% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A. The Company is permitted to pay dividends under the loan so long as an event of default has not occurred and will not occur upon the payment of such dividends. The Company is prohibited from drawing down on either Tranche if leverage as a result of the incurrence of the additional debt exceeds 60%.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.     Long-term Debt - (continued):

The table below shows the repayment schedule of the loan balance as of March 31, 2008 on a calendar year-end basis.

	Tranche A	Tranche B	Total
2008	16,000	-	16,000
2009	22,000	13,889	35,889
2010	22,000	13,889	35,889
2011	22,000	13,889	35,889
2012	22,000	13,889	35,889
2013 and thereafter	95,000	69,444	164,444
	199,000	125,000	324,000

Total interest expense for the three-month periods ended March 31, 2007 and 2008 amounted to $0 and $3,773, respectively, and is included in interest and finance costs in the accompanying consolidated statements of income. The Company’s weighted average interest rate (including the margin) for the three month period ended March 31, 2008 was 4.79%.

6.     Financial instruments:

On January 29, 2008, the Company entered into two interest swap agreements with Nordea, the Company’s lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008.  Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate at 3.55% and floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, changes in their fair value are recorded through earnings.  The fair values of the derivative instruments, determined through Level 2 of the fair value hierarchy as defined in SFAS 157 “Fair Value Measurements”, are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at March 31, 2008 amounted to $5,296 and is reflected in Loss on derivative instruments in the accompanying consolidated statement of income and included in Derivative liability current and non-current portion in the accompanying consolidated balance sheet.  As of March 31, 2008, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated financial statements.

7.     Stock based compensation:

The Company as of the closing date of its Initial Public Offering granted to its former Chief Executive Officer and Chief Financial Officer 63,158 subordinated shares and 31,579 restricted common shares, respectively, representing $1,800 at the initial price of the stock to the public of $19.00 per share. These shares were vesting at various dates as defined in the employment agreements signed with the executives.  On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company’s Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares, of which 15,790 and 7,895 were scheduled to vest on January 2, 2008 and April 30, 2008, respectively.  The remaining 42,105 restricted subordinated shares and 7,894 common restricted shares, initially granted to the former Chief Executive Officer and Chief Financial Officer, respectively, were cancelled on January 30, 2008.  The related compensation expense of $850 has been included in common stock par value, subordinated stock par value and

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.     Stock based compensation - (continued):

in additional paid-in capital in the consolidated statement of stockholders’ equity for the year ended December 31, 2007 with an equal charge to General and Administrative expenses in the consolidated statement of income for the year ended December 31, 2007.

On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting of 25% semi-annually, to a company controlled by our Chief Operating Officer.

On February 12, 2008, the Company granted 80,000 restricted subordinated shares vesting of 25% annually, to a company controlled by our Chief Executive Officer/interim Chief Financial Officer, subject to contractual restrictions, including applicable vesting periods.

Compensation cost recognized in the period amounted to $123. These shares vest at various dates as defined in the consultancy agreements entered into with companies controlled by the executives. The total unrecognized compensation cost at March 31, 2008 amounted to $l,498 and is expected to be recognized until December 31, 2011. The number of restricted subordinated shares that vested during the three month period ended March 31, 2008 was 1,288.

8.     Earnings per Share:

The components for the calculation of earnings/ losses per common and subordinated share, basic and diluted, for the year ended December 31, 2007 and the three month period ended March 31, 2008, are as follows:

	2007	2008
Net income/(loss)	(75)	6,404
- Less dividends paid
Common shares	-	(9,537)
Subordinated shares	-	(1,556)
Undistributed losses	(75)	(4,689)

Allocation of undistributed losses
Common Shares:
- 2,000,000 as of March 31, 2007 and 12,386,185 as of March 31, 2008	(75)	(4,008)
Subordinated shares
- 0 as of March 31, 2007 and 2,106,203 as of March 31, 2008	-	(681)
	(75)	(4,689)

Basic and diluted per share amounts:

	2008
	Common Shares	Subordinated Shares
Distributed earnings	0.77	0.76
Undistributed losses	(0.32)	(0.33)
Total	0.45	0.43
Weighted average number of shares basic and diluted	12,388,787	2,039,469

	2007
	Common Shares	Subordinated Shares
Distributed earnings	-	-
Undistributed losses	(0.04)	-
Total	(0.04)	-
Weighted average number of shares basic and diluted	2,000,000	-

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.     Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

The Company’s former Chairman, President and Chief Executive Officer had asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company.  On April 7, 2008 the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement (Note 12(a)).

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013. The monthly lease payment is Euro 4.4 ($6.95 based on the Euro to USD exchange rate at March 31, 2008) and is adjusted on January 1 of each year based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $62.6 for the remainder of the year 2008, $83.4 for each of the years, 2009, 2010, 2011 and 2012 and $55.6 for the year 2013.  The above office facilities are currently under renovation.

10.   Interest and Finance Cost:

 The amount included in the accompanying consolidated statements of income is analyzed as follows:

	2007	2008

Interest on long-term debt	$-	3,773
Amortization and write-off of financing fees	-	241
Long-term debt commitment fees	-	11
Other	-	12
Total	$-	4,037

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

11.   Segment Information:

The table below includes information about the Company’s reportable segments as of March 31, 2008 and for the three month period then ended.  The accounting policy followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	29,190	9,169	-	38,359
Interest expense and finance costs	2,976	1,040	21	4,037
Interest Income	-	-	173	173
Loss on derivative instruments	-	-	5,296	5,296
Depreciation and amortization	8,171	1,998	5	10,174
Segment profit (loss)	11,975	2,029	(7,600)	6,404
Total assets	433,147	114,746	23,555	571,448

12.   Subsequent Events:

(a)
On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer entered a settlement agreement resolving all claims asserted by him (Note 9).   In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008.  The related expense is estimated to be $1.1 million and is included in General and Administrative expenses in the accompanying consolidated statement of income.  The Company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

(b)
On April 17, 2008, the Company approved a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company’s common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company’s common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the Company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the Company’s common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company’s common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company’s common stock and before that

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.   Subsequent Events (continued):

Acquiring Person acquires more than 50% of the Company’s outstanding common stock, the Company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company’s common stock. The rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the rights as described above. The Company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company’s common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

(c)
On April 30, 2008 the Company concluded a time charter for M/T Olinda for a period of two years at a gross time charter rate of $41 per day. The vessel will commence the new charter between July and August of 2008.

(d)	On May 1, 2008, the Company filed a shelf registration statement pursuant to which the Company may sell up to an aggregate amount of $200 million of indeterminate number of securities.

(e)	On May 6, 2008, the Company’s Board of Directors declared a dividend of $0.77 per share, payable on May 23, 2008 to all shareholders on record on May 16, 2008.

(f)
On May 15, 2008 the Company’s Board of Directors approved the termination of the Interim Agreement with Cardiff dated April 11, 2007 and the agreement with Cardiff dated September 7, 2007, and their replacement with a Services Agreement covering services such as sale and purchase, chartering, manager supervision for the eight ships managed by Wallem, financing services and IT services at rates agreed between the parties. The Services Agreement will have duration of five years. Furthermore, on the same date, the Company’s Board of Directors approved the revision of the management fees payable to Cardiff in connection with the management of the vessels M/V Juneau, M/T Pink Sands and M/T Olinda and the extension of the term of the related agreements with all other terms remaining unchanged.

SK 25754 0002 890186

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC. (Registrant)

Dated: June 6, 2008	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
Chief Executive Officer, President and interim Chief Financial Officer

SK 25754 0002 884192